UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
26 June 2014	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend and AGM Dates

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2014 Final Dividend and 2014 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc are as follows:

2014 Final Dividend

Preliminary Results Announcement and Dividend Declaration	19 August 2014
Last day to trade on JSE Limited and currency conversion into RAND	29 August 2014
Ex-Dividend Date (Johannesburg stock exchange)	1 September 2014
Ex-Dividend Date (Australian, London & New York stock exchanges2)	3 September 2014
Record Date (including currency conversion and currency election dates for Australian & London stock exchanges)	5 September 2014
Payment Date	23 September 2014

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 1 and 5 September 2014 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 29 August and 5 September 2014 (inclusive).

2014 Annual General Meetings (AGM)

The 2014 AGM of BHP Billiton Plc will be held in London on Thursday, 23 October 2014 at 11.00am (London time).

The 2014 AGM of BHP Billiton Limited will be held in Adelaide on Thursday, 20 November 2014 at 10.00am (Adelaide time).

Nicole Duncan

Company Secretary

[1]	Dates are subject to change.

[2]	BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depositary Receipts (ADRs).

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	June 26, 2014	By:	/s/ Nicole Duncan
		Name:	Nicole Duncan
		Title:	Company Secretary